Exhibit 1.6
IN THE CIRCUIT COURT OF THE 17TH JUDICIAL CIRCUIT
IN AND FOR BROWARD COUNTY, FLORIDA

General Jurisdictional Division
Case No:

Reliant Equities, on Behalf of Itself and All	)
Others Similarly Situated,	)	No.
)
Plaintiff,	)	Jury Trial Demanded
)
vs.	)
)
George H. Holley, Donald P. Parson, G. Douglas	)
Lindgren, Richard A. Upton, Tom Watlington,	)
Joseph H. Capper, Nipro Corporation, Nippon	)
Product Acquisition Corporation, and Home	)
Diagnostics, Inc.	)
)
Defendants.
S U M M O N S
THE STATE OF FLORIDA:
To Each Sheriff of Said State:
YOU ARE HEREBY COMMANDED to serve this Summons and a copy of the Complaint in this action on Defendant:
HOME DIAGNOSTICS, INC.
c/o Registered Agent
Peter, Ferola S
500 Cypress Creek Road, Suite 700
Fort Lauderdale, Florida 33309
Each Defendant is required to serve written defenses to the Complaint or Petition on Plaintiff’s attorney, to wit:
JULIE PRAG VIANALE
Vianale & Vianale LLP
2499 Glades Road, Suite 112
Boca Raton, Florida 33431
Tel: (561) 392-4750
within twenty (20) days after service of this Summons on that Defendant, exclusive of the day of service,

and to file the original of the defenses with the Clerk of this Court either before service on Plaintiff’s attorney or immediately thereafter. If a Defendant fails to do so, a default will be entered against that Defendant for the relief demanded in the Complaint or Petition.
DATED this                      day of FEB 17, 2010

as Clerk of Said Court
By:

IMPORTANT
     A lawsuit has been filed against you. You have 20 calendar days after this summons is served on you to file a written response to the attached complaint/petition with the clerk of this circuit court, located at 201 S.E. 6TH Street, Fort Lauderdale, Florida 33301. A phone call will not protect you. Your written response, including the case number given above and the name of the parties, must be filed if you want the Court to hear your side of the case.
     If you do not file your written response on time, you may lose the case, and your wages, money, and property may be taken thereafter without further warning from the Court. There are other legal requirements. You may want to call an attorney right away. If you have do not know an attorney, you may call an attorney referral service or a legal aid office (listed in the phone book).
     If you choose to file a written response yourself, at the same time you file your written response to the Court you must also mail or take a copy of your written response to the party serving this summons at: Julie Prag Vianale, Esq., Vianale & Vianale LLP, 2499 Glades Road, Suite 112, Boca Raton, Florida 33431.
     Copies of all court documents in this case, including orders, are available at the Clerk of the Circuit Court’s office. You may review these documents, upon request.
     You must keep the Clerk of the Circuit Court’s office notified of your current address. (You may file Notice of Current Address) Future papers in this lawsuit will be mailed to the address on record at the clerk’s office.
IMPORTANTE
     Usted ha sido demando legalmente. Tiene veinte (20) disas, contados a partir del recibo de esta notificacion, para contestar la demanda adjunta, por escrito, y presentarla ante este tribunal. Localizado en:201 S.E. 6TH Street Fort Lauderdale, Florida 33301. Una llamada telefonica no lo protegera. Si usted desea que el tribunal considere su defensa, debe presentar su respuesta por escrito, incluyendo el numero del caso y los nombres de las partes interesadas. Si usted no contesta la demanda a tiempo, pudiese perder el caso y podria ser despojado de sus ingresos y propiedades, o privado de sus derechos, sin previo aviso del tribunal. Existen otros requisitos legales. Si lo desea, puede usted consultar a un abogado inmediatamente. Si no conoce a un abogado, puede llamar a una de las oficinas de asistencia legal que aparecen en la guia telefonica.
     Si desea responder a la demanda por su cuenta, al mismo tiempo en que presenta su repuesta ante el tribunal, usted debe enviar por correo o entregar una copia de su repuesta a la persona denominada abajo.
     Si usted elige presentar personalmente una respuesta por escrito, en el mismo momento que usted presente su respuesta por escrito al Tribunal, usted debe enviar por correo o llevar una copia de su respuesta por escrito a la parte entregando esta orden de comparencencia a:
Nombre y direccion de la parte que entrega la orden de comparencencia: Julie Prag Vianale, Esq., Vianale & Vianale LLP, 2499 Glades Road, Suite 112, Boca Raton, Florida 33431.
     Copias de todos los documentos judiciales de este caso, incluyendo las ordenes, estan disponibles en la oficina del Secretario de Juzgado del Circuito [Clerk of the Circuit Court’s office]. Estos documentos pueden ser revisados a su solicitud.
     Usted debe de mantener informada a la oficina del Secretario de Juzgado del Circuito de su direccion actual. (Usted puede presentar el Formulario), Notification de la Direccion Actual [Notice of Current Address]. Los papelos que se presenten en el futuro en esta demanda judicial seran enviados por correo a la direccion que este registrada en la oficina del Secretario.
IMPORTANT
     Des poursuites judiciares ont ete entreprises contre vous. Vous avez 20 jours consecutifs a partir de la date de I’assignation de cette citation pour deposer une response ecrite a la plainte ci-jointe aupres de ce tribunal. Qui se trouve a:201 S.E. 6th Street, Fort Lauderdale, Florida 33301. Un simple coup de telephone est insuffisant pour vous proteger; vous etes obliges de deposer votre reponse ecrite, avec mention du numero de dossier ci-dessus et du nom des parties nommees ici, si vous souhaitez que le tribunal entende votre cause. Si vous ne deposez pas votre reponse ecrite dans le delai requis, vous risquez de perdre la cause ainsi que votre salaire, votre argent, et vos biens peuvent etre saisis par la suite, sans aucun preavis ulterieur du tribunal. II y a d’autres obligations juridiques et vous pouvez requerir les services immediats d’un avocat. Si vous ne connaissez pas d’avocat, vous pourriez telephoner a un service de reference d’avocats ou a un bureau d’assistance juridique (figurant a I’annuaire de telephones.)
     Si vous choisissez de deposer vous-meme une reponse ecrite, il vous faudra egalement, en meme temps que cette formalite, faire parvenir ou expedier une copie au carbone ou une photocopie de votre reponse ecrite a la partie qui vous depose cette citation. Nom et adresse de la partie qui depose cette citation: Julie Prag Vianale, Esq., Vianale & Vianale LLP, 2499 Glades Road, Suite 112, Boca Raton, Florida 33431.
     Les photocopies de tous les documents tribunals de cette cause, y compris des arrets, sont disponsible au bureau du greffier. Vous pouvez revue ces documents, sur demande.
     II faut aviser le greffier de votre adresse actuelle. (Vous pouvez doposer — Notice of Current Address.) Les documents de I’avenir de ce proces seront envoyer a I’ adresse que vous donnez au bureau du greffier.

IN THE CIRCUIT COURT OF THE 17TH
JUDICIAL DISTRICT, IN AND FOR BROWARD
COUNTY, FLORIDA

Reliant Equities, on Behalf of Itself and All	)
Others Similarly Situated,	)	No.
)
Plaintiff,	)	Jury Trial Demanded
)
vs.	)
)
George H. Holley, Donald P. Parson, G. Douglas	)
Lindgren, Richard A. Upton, Tom Watlington,	)
Joseph H. Capper, Nipro Corporation, Nippon	)
Product Acquisition Corporation, and Home	)
Diagnostics, Inc.	)
)
Defendants.
CLASS ACTION COMPLAINT
     Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources, such as newspaper articles, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action (the “Action”) on behalf of Plaintiff and the other public holders of Home Diagnostics, Inc. (“Home Diagnostics” or the “Company”) common shares and against Home Diagnostics and the members of its board of directors as well as Nipro Corporation and its wholly owned subsidiary Nippon Product Acquisition Corporation (collectively “Nipro”). The Action challenges Defendants’ actions in causing the Company to enter into an agreement (the “Sale Agreement”) pursuant to which Nipro will purchase, via a tender offer, all of the issued and outstanding shares of the Company’s common stock for $11.50 per share in cash (the “Tender Offer”) in a transaction which protects and advances the interests of Home Diagnostic’s directors to the detriment of Plaintiff and Home Diagnostics’ other public shareholders. Specifically, as further alleged below, all of Home Diagnostics’ directors will receive personal compensation in connection with the Sale Agreement, compensation that they would not otherwise receive at this time absent the Sale Agreement. This conflict of interest caused these directors to be unable to fairly and thoroughly evaluate the Sale Agreement to ensure that it is in the best interest of Home Diagnostics’ public shareholders. The Action also challenges Defendants’ efforts to conceal material information from Plaintiff and Home Diagnostics’ other public shareholders in conjunction with the Sale Agreement and the Tender Offer in the Recommendation Statement Home Diagnostics’ directors caused the Company to file with the SEC and mail to Home Diagnostics’ shareholders on or about February 11, 2010, in connection with recommending that shareholders tender their shares.
JURISDICTION
     2. This Court has jurisdiction over this action because Home Diagnostics is a publicly traded corporation headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at Florida. Additionally, the Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.
     3. Venue is proper in this Court pursuant to Rules 47.011 and 47.051 of the Florida Civil Practice and Procedure since Home Diagnostics’ principal place of business is located in this county, and the Defendants’ wrongful acts were principally performed in or directed at this county.

     4. This action challenges the internal affairs or governance of Home Diagnostics and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
PARTIES
     5. Plaintiff Reliant Equities is the owner of Home Diagnostics common shares and has been the owner of such common shares continuously since at least 2007.
     6. Defendant Home Diagnostics is a publicly traded corporation which maintains its executive offices at 2400 NW 55th Ct., Fort Lauderdale, Florida 3309. Home Diagnostics is a developer, manufacturer and marketer of diabetes management products. The Home Diagnostics product line includes TRUE2go™, TRUEresult®, TRUEtrack®, TRUEbalance™, Sidekick®, TRUEread® and Prestige IQ® blood glucose monitoring systems. Home Diagnostics is also the exclusive co-brand supplier of blood glucose monitoring systems for pharmacies including CVS, Rite Aid and Walgreens, as well as distributors such as AmerisourceBergen, Cardinal Health, McKesson, Invacare and Liberty Medical. Home Diagnostics is a publicly traded corporation listed on the NASDAQ Stock Market under the symbol HDIX.
     7. Defendant George H. Holley (“Holley”) has served as Chairman of the Company’s Board of Directors (the “Board”) and as a director of Home Diagnostics since 1985. Holley is the co-founder of Home Diagnostics and served as President and Chief Executive Officer of the Company from 1994 to 1997. In connection with the Sale Agreement, Holley is entitled to receive payments of an undisclosed amount for his unvested options and his stock appreciation rights (“SARs”) and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Holley because Home Diagnostics is headquartered in Florida and many of Holley’s actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in Florida.
     8. Defendant Donald P. Parson (“Parson”) has served as Vice Chairman of the Board since 2001 and has been a director of Home Diagnostics since 1996. In connection with the Sale Agreement, Parson is entitled to receive payments of an undisclosed amount for his unvested options and his SARs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Parson because Home Diagnostics is headquartered in Florida and many of Parson’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.
     9. Defendant G. Douglas Lindgren (“Lindgren”) has served as a director of Home Diagnostics since March 2006. In connection with the Sale Agreement, Lindgren is entitled to receive payments of an undisclosed amount for his unvested options and his SARs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Lindgren because Home Diagnostics is headquartered in Florida and many of Lindgren’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.
     10. Defendant Richard A. Upton (“Upton”) has served as a director of Home Diagnostics since March 2006. In connection with the Sale Agreement, Upton will receive payments of an undisclosed amount for his unvested options and his SARs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Upton because Home Diagnostics is headquartered in Florida and many of Upton’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.
     11. Defendant Tom Watlington (“Watlington”) has served as a director of Home Diagnostics since 2007. In connection with the Sale Agreement, Watlington will receive payments of an undisclosed amount for his unvested options and his SARs and will be granted a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Watlington because Home Diagnostics is headquartered in Florida and many of Watlington’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.
     12. Defendant Joseph H. Capper (“Capper”) has served as a director of Home Diagnostics at all relevant times. Capper was named President, Chief Executive Officer and Director of Home Diagnostics in February, 2009. In connection with the Sale Agreement, Capper is entitled to receive, (i) payments of an undisclosed amount for his unvested options and his SARs, (ii) change of control payments of $1,006,038.00, which includes a closing bonus of $489,000.00, (iii) certain benefits pursuant to a Letter Agreement he has entered into providing for, inter alia, his employment with Nipro following the consummation of the Sale Agreement at an annual base salary of $500,000.00 and up to $500,000.00 in additional payments, and (iv) a right to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement. This Court has jurisdiction over Capper because Home Diagnostics is headquartered in Florida and many of Capper’s actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.
     13. Defendant Nipro Corporation is a foreign company organized listed on the Toykyo Stock Exchange and Osaka Stock Exchange under the Ticker Code 8086. Nipro

Corporation is headquartered in Osaka, Japan and is a global manufacturer and distributor of medical devices, pharmaceutical products and medical and glass products. Throughout this Complaint, Nipro is used to refer to Nipro Corporation and/or any of its affiliates or subsidiaries involved in the Sale Agreement and Tender Offer, including Nippon Product Acquisition Corporation. This Court has jurisdiction over Nipro because many of Nipro’s actions challenged in this Complaint occurred in substantial part, were direct at, and/or intended to have their primary effect in, Florida.
     14. The Defendants identified in paragraphs 7 through 12 collectively constitute the entirety of the board of Home Diagnostics. These seven individuals are hereinafter sometimes referred to collectively as the “Individual Defendants.”
     15. Each defendant herein is sued individually. The Individual Defendants are also sued in their capacity as directors of Home Diagnostics. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     16. Under applicable statutory and common law, the directors of a publicly held company such as Home Diagnostics have fiduciary duties of care, good faith and loyalty, and are liable to shareholders for breaches thereof. Each Individual Defendant owed and owes Home Diagnostics and its shareholders fiduciary obligations and were and are required to: (a) act in the best interests of Home Diagnostics, its shareholders and other constituencies, instead of in their own personal best interests; (b) use their ability to control and manage Home Diagnostics in a fair, just and equitable manner; (c) refrain from abusing their positions of control; and (d) not favor their own interests at the expense of Home Diagnostics and its public shareholders.

Further, where it appears that a director has obtained personal benefits from dealing with a Company, and the transaction is drawn into question as between him and the shareholders of the Company, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.
     17. As alleged in detail below, the Defendants are breaching their fiduciary duties to Home Diagnostics’ public shareholders by acting to cause or facilitate the acquisition of Home Diagnostics by Nipro. The sale of Home Diagnostics to Nipro is not in the best interests of Plaintiff and Home Diagnostics’ other shareholders.
     18. Because the Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, the burden of proving the inherent or entire fairness of the Sale Agreement, including the process by which it was reached and the fairness of each of its terms is borne by them as a matter of law.
     19. Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on February 11, 2010, they filed with the SEC the Recommendation Statement (in connection with recommending that shareholders tender their shares pursuant to the Tender Offer) but concealed certain material information which a reasonable shareholder would find material in determining whether to tender their shares. Among other things, the Defendants have failed to disclose material information including information regarding (i) the conflict of interests of the Individual Defendants and the financial advisor, Raymond James & Associates, Inc. (“Raymond James”), that they hired to render an opinion that the price to be paid pursuant to the Tender Offer is fair (the “Fairness Opinion”), and (ii) the purported “sale process” that the Individual Defendants engaged in prior to entering into the Sale Agreement – all information which courts have repeatedly held ought to be disclosed to shareholders.
CLASS REPRESENTATION ALLEGATIONS
     20. Plaintiff brings this action as a class action pursuant to Rule 1.220 of the Florida Rules of Civil Procedure on behalf of itself and all other shareholders of the Company (except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with Defendants), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).
     21. The members of the Class are so numerous that separate joinder of each member would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of February 2, 2010, Home Diagnostics had over 17 million shares of common stock outstanding.
     22. Plaintiff’s claims or defenses raise questions of law or fact common to the questions of law or fact raised by the claim or defense of each member of the class. The predominant questions of law and fact include, among others, whether:
          (a) the Defendants have and are breaching their fiduciary duties to the detriment of Home Diagnostics’ shareholders; and
          (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.
     23. Plaintiff’s claims or defenses are typical of the claims or defenses of each member of the class in that all members of the Class will be damaged by Defendants’ actions.
     24. Plaintiff can fairly and adequately protect and represent the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.
     25. The prosecution of separate claims or defenses by or against individual members of the class would create a risk of either inconsistent or varying adjudications concerning individual members of the class which would establish incompatible standards of conduct for the party opposing the class or adjudications concerning individual members of the class which would, as a practical matter, be dispositive of the interests of other members of the class who are not parties to the adjudications, or substantially impair or impede the ability of other members of the class who are not parties to the adjudications to protect their interests.
     26. The parties opposing the class have acted or refused to act on grounds generally applicable to all the members of the class, thereby making final injunctive relief or declaratory relief concerning the class as a whole appropriate.
     27. The questions of law or fact common to the claims or defenses of Plaintiff and the claims or defenses of each members of the Class predominate over any question of law or fact affecting only individual members of the class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.
SUBSTANTIVE ALLEGATIONS
A.      Home Diagnostics is A Strong Company With The Potential For Greater Growth
     28. Home Diagnostics is a strong company with the potential for greater growth. In fact, in a press release dated September 15, 2009 and headlined “Home Diagnostics, Inc. Wins Governor’s Export Excellence Award” (the “September Press Release”), the Company announced as follows:

...the company has received a 2009 Governor’s Export Excellence Award. The award, part of the 2009 Governor’s Business Diversification Awards program, recognizes Home Diagnostics for its international growth and increase in export sales, expansion of the company’s TRUEtest platform for diabetes monitoring, and overall contributions to Florida’s economic diversification and job creation.
Home Diagnostics won the award as a result of its strategic expansion into Latin America and more than 80 percent of the countries in Europe. Data suggests that Home Diagnostics has increased its market share throughout Latin America, as well as in the United Kingdom where it recently launched a new blood glucose monitoring system called TRUEone. Continued international expansion is a key strategic initiative for Home Diagnostics as it plans expansions into Asia and Europe in 2010.
     29. Similarly, in a press release dated November 5, 2009 and headlined “Home Diagnostics Reports Third Quarter 2009 Financial Results” (the “November Press Release”), Joseph Capper, the Company’s President and CEO stated as follows with regard to the Company’s performance and prospects in fiscal year 2010:
We are pleased with the results in the retail and mail service channels, underscoring the success of our new no-code products and marketing initiatives. Importantly, we continue to gain domestic market share, driven by the demand for our high-quality and value-priced blood glucose monitoring TRUE-family of products. International business was up 20% for the quarter. Our focus on operating cost controls contributed to solid bottom line results. We are encouraged by increased demand for our products reflected by record outsales in the distribution and retail channels. Accordingly, we are on schedule to triple our manufacturing capacity to support this growing demand for TRUEtest™. This investment, along with a focus on well defined strategic initiatives, positions us well to achieve sales growth in all of our business channels in 2010.
B.	Notwithstanding The Company’s Prospects For Future Growth The Company’s Directors Caused It To Enter An Agreement To Be Purchased Pursuant To An Unfair Process And At An Inadequate Consideration
     30. Notwithstanding the Company’s prospects for future growth, as indicated by the Company’s recent international growth, the increase of its domestic market share and the increased demand for its TRUE-family products, on or about February 3, 2010, the Company’s directors caused it to announce that it has entered into an agreement for Nipro to acquire all outstanding shares of Home Diagnostics’ common stock for cash of $11.50 per share, or approximately $215 million (the “February Press Release”). According to the February Press Release, the acquisition of the Company will be accomplished through a tender offer for Home Diagnostics’ common shares by a wholly-owned subsidiary of Nipro, Nippon Product Acquisition Corporation, and is expected to close prior to the end of the first quarter of 2010.
     31. Negotiations between Home Diagnostics and Nipro were led by Defendant Capper, who, as set forth in detail below, has entered into a lucrative agreement to continue his employment with the Company following the consummation of the Sale Agreement. In fact, at the same time he was negotiating the sale of the Company to Nipro, Capper was also negotiating his retention bonus and employment with Nipro. Moreover, at the inception of negotiations Nipro made clear that it intended to retain the Company’s management. Despite this, at no time did the Board consider creating an independent committee to lead negotiations.
     32. Given the lucrative benefits he is receiving in connection with the sale of the Company to Nipro, it is unsurprising that Capper failed to adequately negotiate with other buyers for the Company, including a buyer which had proposed acquiring the Company for a price as high as $12.00 to $12.50 per share.
     33. Moreover, although the Company hired Raymond James as its financial advisor in connection with negotiations and the Sale Agreement, any advice on the fairness of Nipro’s offer rendered by Raymond James is tainted due to the fact that a majority of Raymond James’ compensation is contingent upon consummation of the Tender Offer and the Sale Agreement. In fact, Raymond James will receive $1,716,800.00 upon consummation of the Sale Agreement, but only $400,000.00 if the Company is not sold.

     34. In order to coerce Plaintiff and Home Diagnostics’ other public shareholders to tender their shares pursuant to the Tender Offer, Nipro sought and gained the following preclusive deal protection devices from the Individual Defendants — who were eager to reap the large sums of money they are receiving in connection with the Sale Agreement — which deal protection devices effectively ensured the sale of the Company to Nipro and discouraged other buyers from offering a superior price for the Company:
•	A “Top-Up Option” which grants Nipro an irrevocable option to purchase at a price per share equal to the price in the Sale Agreement that number of additional shares sufficient to cause Nipro to own one share more than 90% of the total outstanding shares of the Company, thus enabling Nipro to effect a short-form merger without a shareholder vote or any further action by the stockholders of Home Diagnostics.

•	A No Solicitation Clause which severely restricts the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company.

•	A Termination Fee which obligates the Company to pay an unusually high termination fee of $6.5 million, approximately 3% of the consideration payable pursuant to the Sale Agreement, to Nipro if the Company accepts a superior proposal to acquire the Company.

•	Stockholder Agreements pursuant to which each director has agreed to, among other things, tender all shares beneficially owned together with any shares acquired after the date of the Stockholder Agreement to Nipro and to vote the shares for the adoption of the Sale Agreement and against any competing acquisition proposal, whether or not constituting a superior acquisition proposal.

     35. On February 11, 2010, Nipro commenced the Tender Offer, which is scheduled to expire at midnight New York City time on March 11, 1010 unless extended.
C.	All of Home Diagnostics’ Directors Will Receive Personal Benefits That They Would Not Otherwise Receive At This Time Absent The Sale Agreement
     36. Home Diagnostics’ management and the members of its Board of Directors have interests in the Sale Agreement and Tender Offer that are different from or in addition to the interests of the Company’s stockholders, inter alia, as set forth below.
          a. Payments For Unvested Options And Stock Appreciation Rights. Pursuant to the Sale Agreement, each outstanding stock option to acquire shares and each stock appreciation right (“SAR”) (collectively, the “Equity Awards”), whether or not vested and exercisable, will be cancelled and the holder will be entitled to cash payments. Although the Recommendation Statement fails to disclose the amount of unvested options and SARs held by each of the Company’s directors, the table below sets forth the aggregate payments that each Home Diagnostics director will receive in connection with his Equity Awards.

	Number of Shares	Weighted Average
	Subject to Stock	Exercise Price per	Payment in Respect of
Director	Options/ SARs (#)	Share ($)	Stock Options/ SAR
George H. Holley	558,400	4.35	$3,998,178.00
Donald P. Parson	464,800	4.05	$3,466,296.00
G. Douglas Lindgren	67,000	8.41	$211,590.00
Richard A. Upton	67,000	8.41	$211,590.00
Tom Watlington	58,500	7.88	$211,590.00
Joseph H. Capper	400,000	6.61	$1,956,000.00
          b. Closing Bonus Award To Capper. Upon consummation of the Tender Offer and Sale Agreement, Capper is entitled to receive severance payments of $1,006,038, which includes a one-time cash bonus in the amount of $489,000.00.
          c. The Capper Letter Agreement. On February 2, 2010, the Company entered into a letter agreement (the “Capper Letter Agreement”) with Capper pursuant to which

Capper will be employed for one year following the consummation of the Sale Agreement and Tender Offer at an annual base salary of $500,000.00 and is entitled to receive payments of up to $500,000.00 under certain circumstances.
          d. Indemnification. Further, each of the Individual Defendants will be granted rights to indemnification for acts or omissions occurring prior to the consummation of the Sale Agreement (the “Effective Time”) for six years after the Effective Time – thereby insulating them from all liability arising from the Sale Agreement and Tender Offer.
     37. Notably, the Individual Defendants would not receive payments for their SARs and unvested options now absent the Sale Agreement. Therefore, each of the Individual Defendants had and has a conflict of interest with regard to the Sale Agreement and Tender Offer.
D.	The Materially Misleading And/Or Incomplete Recommendation Statement
     38. In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure to Plaintiff and the Company’s other public shareholders in connection with the Sale Agreement and Tender Offer. In this regard, on February 11, 2010, the Individual Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and the Company’s other public shareholders in connection with recommending that shareholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:
(i)	The Recommendation Statement provides that pursuant to the Sale Agreement, the vesting of each unvested stock option to acquire shares (the “Stock Options”) and each outstanding stock appreciation right (“SAR”) will be accelerated and thereby entitle the holder to cash consideration. The Recommendation Statement is deficient because it fails to disclose the number of unvested Stock Options and SARS held by each director and the amount of payment payable pursuant thereto.

The conflicts of interest of the Company’s directors are material and must be disclosed. Specifically, this is because shareholders are being asked to rely on the recommendation of those directors in determining whether to tender their shares pursuant to the Tender Offer, and the conflicts of interest of those directors would affect the weight to be given to their recommendation.

(ii)	According to the Recommendation Statement, on January 5, 2010, Capper sent Nipro an email with proposed retention bonuses for senior management of the Company and on January 11, 2010, Nipro sent a response to this proposal containing an alternative proposal. The Recommendation Statement is deficient because it fails to disclose (a) the rationale for proposing retention bonuses given that the Sale Agreement was still being negotiated, (b) the proposal set forth in the email, (c) whether Capper obtained board approval prior to sending this email and (d) the substance of the alternative proposal received from Nipro.

The conflicts of interest of the Company’s directors are material and must be disclosed. Specifically, this is because shareholders are being asked to rely on the recommendation of those directors in determining whether to tender their shares pursuant to the Tender Offer, and the conflicts of interest of those directors would affect the weight to be given to their recommendation.

(iii)	According to the Recommendation Statement, on January 11, 2010 Capper and Nipro exchanged emails discussing issues relating to payments under Capper’s existing Employment Agreement. The Recommendation Statement is deficient because it fails to disclose the oversight provided by the board on these exchanges.

The conflicts of interest of the Company’s directors are material and must be disclosed. Specifically, this is because shareholders are being asked to rely on the recommendation of those directors in determining whether to tender their shares pursuant to the Tender Offer, and the conflicts of interest of those directors would affect the weight to be given to their recommendation.

(iv)	Given that almost at the inception of negotiations, Nipro had indicated an interest in retaining the Company’s management, the Recommendation Statement is deficient because it fails to disclose the Board’s rationale for permitting Mr. Capper to negotiate the sale of the Company with Nipro and other potential buyers.

This information is material to Home Diagnostics’ public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Home Diagnostics’ public shareholders and to put the interests of those shareholders before their own.

(v)	According to the Recommendation Statement, on January 15, 2010 a Company indentified as Company A submitted a proposal to acquire Home Diagnostics at a price range of $12.00 to $12.50 per share. The Recommendation Statement is deficient because it fails to disclose (a) whether Nipro was informed of this proposal, and (b) the Company’s attempts to negotiate a higher price from Nipro.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(vi)	According to the Recommendation Statement, on November 9 and 10, 2009, representatives of Nipro and Capper participated in phone conferences during which a range of possible valuations (from $190 million to $240 million) was discussed. The Recommendation Statement is deficient because it fails to disclose the basis for this range of valuation.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(vii)	According to the Recommendation Statement, in December 2009 the Company’s management consulted with Raymond James regarding an offer by Nipro of $10.50 per share of the Company’s stock and that following a board discussion determined to reject this offer. The Recommendation Statement is deficient because it fails to disclose whether the Board or anyone acting on its behalf indicated any price points at which it would consider a sale of the Company to Nipro, and if so, the price point.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(viii)	According to the Recommendation Statement, five parties were contacted to solicit their interest in a possible acquisition of the Company. The Recommendation Statement is deficient because it fails to disclose the criteria used to select these five parties.

This information is material to the Company’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of the Company’s public shareholders and to put the interests of these shareholders before their own.

(ix)	With regard to Raymond James’ Discounted Cash Flow Analysis, the Recommendation Statement is deficient because it fails to disclose the methodology Raymond James used to arrive at the perpetual growth rates of 3.0% to 4.0% used for this analysis.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of the Company in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendations of the Board as to how to vote rely.
FIRST CAUSE OF ACTION
CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA, GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE
(Against the Individual Defendants)
     39. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     40. By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.
     41. As a result, Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION
CLAIM FOR FAILURE TO DISCLOSE
(Against Home Diagnostics and the Individual Defendants)
     42. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     43. Under applicable law, the Individual Defendants and Home Diagnostics have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that Home Diagnostics shareholders can make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.
     44. As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.
THIRD CAUSE OF ACTION
CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY
(Against Nipro)
     45. Plaintiff repeats and realleges all previous allegations as if set forth in full herein.
     46. The Individual Defendants owed Plaintiff and Home Diagnostics’ other public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Nipro has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Home Diagnostics’ shareholders, and is also coercing Plaintiff and Home Diagnostics’ other public shareholders to tender their shares pursuant to the Tender Offer, by, among other things, (a) seeking to incentivize Capper to favor it in sale negotiations by simultaneously negotiating bonuses and employment arrangements with Capper, (b) insisting that it be granted the “Top-Up Option”

which enables it to effect a short-form merger without a shareholder vote or any further action by the stockholders of Home Diagnostics, (c) severely restricting the Company’s ability to solicit and/or otherwise engage in discussions with other potential buyers for the Company, (d) obligating the Company to pay a termination fee of $6.5 million, or approximately 3% of the consideration payable pursuant to the Sale Agreement, to Nipro in order to accept a superior proposal to acquire the Company and (e) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. These concessions insisted upon by Nipro effectively coerced Plaintiff and Home Diagnostics’ other public shareholders to tender their shares pursuant to the Tender Offer and precluded any other potential buyer from making a superior offer for the Company. Further, the proposed sale of Home Diagnostics to Nipro could not take place without the knowing participation of Nipro.
     47. As a result, Plaintiff and the Class have been and will be damaged.
WHEREFORE, Plaintiff demands judgment as follows:
     1. determining that this action is a proper class action, and that Plaintiff is a proper Class representative;
     2. declaring that the Individual Defendants have breached their fiduciary duties to Plaintiff and the Class;
     3. declaring that Nipro has aided and abetted the Individual Defendants in the breaches of their fiduciary duties to Plaintiff and the Class and is coercing Plaintiff and the Class to accept the Tender Offer;
     4. awarding Plaintiff and the class compensatory and/or rescissory damages as allowed by law;

     5. awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and
     6. granting such other relief as the Court may find just and proper.

Dated: February 17, 2010	VIANALE & VIANALE LLP
By:
Julie Prag Vianale (Fla. Bar No. 184977)
Email: jvianale@vianalelaw.com
Kenneth J. Vianale (Fla. Bar No. 169668)
Email: kvianale@vianalelaw.com
2499 Glades Road, Suite 112
Boca Raton, Florida 33431
Telephone: (561)392-4750
Facsimile: (561) 392-4775

Counsel for Plaintiff

THE BRUALDI LAW FIRM, P.C.
29 Broadway, 24th Floor
New York, NY 10006
Of Counsel